Via Facsimile and U.S. Mail
Mail Stop 6010

May 2, 2008

Mr. Joseph M. Zubretsky
Executive Vice President and Chief Financial Office
Aetna Inc.
151 Farmington Avenue
Hartford, CT   06156

Re: Aetna Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed on February 29, 2008
Form 10-Q for Quarter Ended March 31, 2008
Filed on April 24, 2008
File No. 001-16095

Dear Mr. Zubretsky:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")</u>

<u>Investments, page 12</u>

1.   Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

2.   It appears that the fair values of your available-for-sale debt and equity securities are determined based, in part on "market prices provided be a third party vendor (including matrix pricing) or dealer quotes." While you are not required to make reference to independent third party pricing services, when you do, you must also include their names in the '34 Act filing. If you include or incorporate by reference this disclosure into a '33 Act filing, you will also need to include the consents of the third party pricing services.

<u>Liquidity and Capital Resources, page 14</u>

3.   Please revise your contractual obligations table to present the liability for future policy benefits, unpaid claims and policyholders' funds gross of reserves for contracts subject to reinsurance or tell us why your current presentation is considered appropriate. It would appear that the reserves for contracts subject to reinsurance represent future legal obligations of the Company and are material in the aggregate. We note your disclosure on page 50 where you state that your ceded reinsurance arrangements do not discharge your primary liability as direct insurer for the liabilities under contracts subject to reinsurance.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2008</u>

4.   Please include other investments as applicable in your fair value measurement disclosure.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant